Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com

December 15, 2016

Ms. Jaea F. Hahn
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Touchstone Strategic Trust ("TST") - Touchstone Ohio Tax-Free Bond Fund
(File Nos. 002-80859 & 811-03651)

Dear Ms. Hahn,

On behalf of TST, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on November 17, 2016 regarding the post-effective amendment to TST's registration statement on Form N-1A filed on September 30, 2016 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, with respect to the Touchstone Ohio Tax-Free Bond Fund (the "Fund").

For your convenience, your comments are set out below in italicized text and each comment is followed by TST's response.

General

1.     Please confirm that any blank or bracketed information in the Fund's Prospectus and Statement of Additional Information will be finalized in the 485(b) filing.

Response: TST confirms that it will finalize all blank or bracketed information in the Fund's Prospectus and Statement of Additional Information that will be filed with the Securities and Exchange Commission pursuant to Rule 485(b) under the Securities Act on December 16, 2016.

2.     Because the Fund is a new series relating to a trust consolidation, please confirm whether a shareholder vote or any other shareholder action is needed, whether there is a change in domicile, or whether there is a change in board composition.

Response: As discussed with the Staff, Touchstone Ohio Tax-Free Bond Fund (the "TTFT Fund"), a series of Touchstone Tax-Free Trust (“TTFT”), will be reorganized into the Fund, a newly created series of TST. Under the declarations of trust and by-laws of TST and TTFT (together, the "Trusts") the reorganization must be approved only by the Board of each Trust and need not be submitted for approval of consent by shareholders. The Fund will be identical to the TTFT Fund except for the Trust to which it belongs. There will be no change to the Fund's investment adviser and sub-adviser; portfolio managers; or investment objectives, policies, restrictions and risks. In addition, there is no change in domicile in connection with the trust consolidation. Both Trusts are established as Massachusetts business trusts.

Furthermore, shareholder approval is not required pursuant to Rule 17a–8 under the 1940 Act:

•	The fundamental investment policies of the TST Fund will be identical to those of the TTFT Fund;

•	The advisory and sub–advisory agreement for the TST Fund will be the same as those for the TTFT Fund, expect for their date of effectiveness and term;

•	The Boards of TST and TTFT have the same members; and

•	For share classes with Rule 12b–1 plans, plans for TST are identical to those of the corresponding share class of TTFT, except for their date of effectiveness.

Prospectus

3.     In footnote 2 to the Fees and Expenses table, please revise the recoupment language to indicate that recoupment is available for a period of up to three years from the date in which the investment advisor reduced its compensation or assumed expenses for the Fund rather than three years from the year in which such reductions or assumptions occurred.

Response: TST has made the requested revisions.

4.     The Staff notes the addition of cyber security risk as a principal risk factor of the Fund. Please either remove this risk factor from the principal risks or explain supplementally why this is a principal risk specific to the Fund.

Response: TST has removed the cyber security risk factor from the principal risks sections. A discussion relating to cyber security risk appears in the Fund's SAI.

* * * * *

If you have any further questions or comments, please contact me at (513) 357-6029 or Jacob C. Tiedt of Vedder Price P.C. at (312) 609-7967.

Sincerely,
/s/ Meredyth A. Whitford
Meredyth A. Whitford
Counsel and Assistant Secretary of the Trusts

cc:    Jacob C. Tiedt, Esq.
Deborah Bielicke Eades, Esq.
Renee M. Hardt, Esq.